TSX, NYSE: AKG

ASANKO GOLD CONFIRMS ROBUST ECONOMICS FOR PHASE 1

Vancouver, British Columbia, November 13, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce an optimized mine plan and associated operating costs for Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana, which confirms the robustness of the Project’s economics.  These, together with the updated capital cost estimate and an updated Mineral Resource Estimate (“MRE”) released earlier in the year, collectively form the “Definitive Project Plan” (“DPP”) for Phase 1 of the Project.

Definitive Project Plan Highlights:

•

Life of Mine (“LoM”) gold production of 2.33 million ounces over a 12 year life of mine.

•

Capital cost of U$295 million, including all associated infrastructure and allowances for contingencies.

•

Lowest quartile All-In-Sustaining-Costs1 of US$781/oz; competitive operating cash costs of US$645/oz.

•

Project fully funded with US$130 million undrawn debt facility and US$228 million cash on hand2.

•

First gold targeted during Q1 2016 and steady-state production in Q2 2016.

•

Robust project economics with strong cash flow generation even in a weak gold price environment:

Gold Price	NPV (5%) US$ (millions)	After Tax IRR (%)	2017 After-Tax FCF (US$ millions)
Spot - US$1,150/oz	253	20	103
Study Basis - US$1,300/oz	412	26	120
Upside Case - US$1,500/oz	624	35	143

    *Real ungeared post tax project NPV & IRR over Life of Mine

As a result of the positive economic outcomes of the DPP, a portion of the Company’s Mineral Resources for Phase 1 have been upgraded to Mineral Reserves as follows:

Classification	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
Proven	15.6	2.27	1.12
Probable	21.1	2.07	1.39
Total Proven & Probable	36.7	2.15	2.51

Commenting on the DPP, Asanko’s President & CEO Peter Breese said: “The Definitive Project Plan confirms the attractive project economics and highly competitive AISC costs of Phase 1 of the Asanko Gold Mine, which we identified when we acquired the Project earlier this year from PMI Gold. With significant cash flow generation, even at current spot gold prices, this Project forms the cornerstone of our strategy to be a growth oriented, low-cost producer. Construction, which started in August 2014, is on schedule and on budget and we are anticipating first gold to be poured in Q1 2016.

“The final step in showcasing the value of our flagship Asanko Gold Mine will be the completion of the Phase 2 study in Q1 2015.  Phase 2 will result in the development of the large-scale Esaase deposit, located 30 km to the north of the plant site.  The study is expected to substantially improve the economics that were detailed in a stand-alone Pre-Feasibility Study for Esaase in May 2013 by capturing operating and capital synergies based on expanding and sharing the Phase 1 processing facilities.”

The DPP will be published as a NI 43-101 compliant Technical Report and will be filed on SEDAR at www.sedar.com on or before December 19, 2014. This will replace the 2012 Definitive Feasibility Study completed by PMI Gold.

PHASE 1 DEFINITIVE PROJECT PLAN – EXECUTIVE SUMMARY

Introduction

The Asanko Gold Mine (“AGM” or the “Project”) is located in Ghana, West Africa (Figure 1). It is wholly-owned by Asanko Gold, with a 10% free carried interest held by the Government of Ghana which becomes effective when production commences.  Ghana is Africa’s second largest gold producer and has been producing gold on a large scale for many years. Ghana has many internationally recognised gold mining companies operating in the country including AngloGold Ashanti, Newmont and Goldfields.

Figure 1. Project Location

The AGM consists of six known open pit deposits over a 30km trend and is being developed in two phases. Phase 1 will mine the Nkran pit, which accounts for 85% of the Phase 1 ore reserves, and four satellite deposits, Abore, Asuadai, Dynamite Hill and Adubiaso.

Phase 1 is fully permitted and funded, with US$130 million of undrawn debt facilities (refer news release dated July 14, 2014) and US$228 million cash on hand.  Construction commenced in Q3 2014 and first gold is targeting for Q1 2016, with steady-state production in Q2 2016.

The Company engaged DRA Mineral Projects (“DRA”) to manage the DPP for Phase 1 of the Asanko Gold Mine based on the September 2014 Mineral Resource Estimate (“MRE”), prepared for Asanko by Charles Muller, CJM Consulting.

Mineral Resource Estimation – Phase 1

In September 2014 Asanko completed a comprehensive review of the original May 2012 Mineral Resource Estimate (“MRE”) for the four deposits which comprise Phase 1 - Nkran, Adubiaso, Abore and Asuadai - that were acquired from PMI Gold Corporation ("PMI Gold") in February 2014. The original MRE was not deemed to be a suitable input for the detailed mine planning required to commence the mining operations of Phase 1. In addition, the Company announced a maiden resource for the recently discovered Dynamite Hill, following completion of a drilling programme earlier in the year.

The results of the new MRE for Phase 1, shown in the table below, are not materially different to the 2012 MRE and therefore confirm the validity of the previous estimate. Importantly, however, the new MRE more precisely represents grade distribution and continuity within the deposits, and, as a result, the model now supports the ability to plan the mine with the selectivity required to manage grade control and volumes.

The total Measured and Indicated Mineral Resources increased by about 0.43 million ounces of gold and the Inferred Mineral Resources have decreased by about 0.41 million ounces of gold compared to the May 2012 MRE.

Table 1: 2014 Updated Mineral Resource Estimate for Phase 1 only

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99

Notes:

Cut-off grade of 0.8 grams per tonne of gold.  Due to rounding differences, some totals may not add exactly

Combined resource statements for Phase 1 and Phase 2 are on page 11 of this release.

Mineral Reserve Statement – Phase 1

The DPP reports a Mineral Reserve for Phase 1 based on the associated MRE and a gold price of US$1,300/oz.  Specifically, DRA derived optimized pit shells for Phase 1 based on the material reported as Measured and Indicated Mineral Resources.  The operating costs assumed for the optimization were supplied by an in-country contractor, reviewed and agreed by DRA.  Metallurgical recoveries have been provided by DRA based on analysis of previous test work, operational results and more recent test work.  Five separately designed pits were developed from the optimized pit shells; Nkran, Adubiaso, Dynamite Hill, Abore and Asuadai.

Table 2: 2014 Updated Mineral Reserve Statement for Phase 1 only

1.1 Deposit	Classification	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
1.2 Nkran	Proven	13.5	2.32	1.00
	Probable	17.7	2.12	1.20
1.3 Adubiaso	Proven	0.9	2.23	0.06
	Probable	0.9	1.90	0.05
Abore	Proven	1.2	1.69	0.06
	Probable	0.9	1.87	0.05
1.4 Asuadai	Proven	0.0	0.00	0.00
	Probable	0.5	1.26	0.02
1.5 Dynamite Hill	Proven	0.0	0.00	0.00
	Probable	1.1	1.88	0.07
1.6 Total	Proven	15.6	2.27	1.12
	Probable	21.1	2.07	1.39

Notes:

Cut-off grade of 0.8 grams per tonne of gold.  Due to rounding differences, some totals may not add exactly

The grades and tonnes reported have been modified by mining recovery and dilution based on ore body geometry and mining methodology. Globally this generates a mining dilution 5% and ore loss of approximately 5%. Combined reserve statements for Phase 1 and Phase 2 on page 12 of this release.

A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

Mining Operations

A Life of Mine (“LoM”) schedule has been developed to supply a three million tonnes per annum (“Mtpa”) mill feed rate from the Nkran pit and the four satellite deposits.  A mining contractor will be used for all ore and waste mining activities.

The five deposits will all be mined utilizing a conventional truck and shovel method. Grade control drilling together with onsite laboratory facilities will be used to delineate the ore from the waste.  Ore and waste will be drilled and blasted, then loaded and hauled to either the ROM pad, direct tip into the crushing facility, placed on pit rim stockpiles (for the remote deposits) or placed on waste rock storage facility with haul trucks.  A single fleet of mining equipment will be shared between all the deposits.  For the satellite deposits - Adubiaso, Dynamite Hill, Abore and Asuadai - a fleet of contracted road trucks will be utilized to haul ore from the respective pit rim stockpiles to the ROM stockpile situated at the central processing facility, which is located close to the Nkran pit.

Production will commence at the Nkran pit as it comprises 85% of the ore reserves for Phase 1.  This will assist in keeping the pre-stripping volumes low and delivering higher mill feed grades early in Phase 1. Approximately one year of waste stripping will be required to expose sufficient ore to maintain a constant ore feed rate of 3Mtpa once the mill has been commissioned.  During Year 1, ore that is mined will be stockpiled and will form the basis of the initial plant feed for commissioning and early production. The mining of all five deposits runs for a period of approximately 12.4 years based on the current production schedule.

The production schedule has been designed to maintain a consistent stripping ratio through the life of the operation. The LoM average operating strip ratio is 4.7:13 . The peak production requirements are 26Mtpa of total material movement.

The average mining cost over the life of Phase 1 is estimated at US$3.88 per tonne mined (ore and waste), which equates to a total mining cost of US$348 per ounce of gold produced. Waste mining and haulage costs are US$3.28 per tonne whilst ore mining and haulage costs are US$6.70 per tonne. The main differences between the two mining cost rates is the additional costs of grade control and longer hauls to the run-of-mine crusher on ore tonnes.

Mining capital requirements include initial contractor mobilization, establishment of the contractor, site clearing, pit de-watering and pre-stripping of the Nkran pit. This is estimated to be US$70.6million.

Table 3: DPP Mine Plan

Years 2015 – 2021

	2015	2016	2017	2018	2019	2020	2021
Ore mined (‘000t)	230	3,704	3,123	3,319	3,000	2,951	2,850
Grade mined (g/t)	2.44	2.15	2.22	2.15	2.30	2.28	2.23
Waste (‘000t)	19,761	21,254	21,928	21,152	20,993	23,179	22,754
Strip ratio (w:o)	86.05	5.74	7.02	6.37	7.00	7.86	7.98
Plant feed (‘000t)	-	2,538	3,000	3,000	3,000	3,000	3,000
Feed grade (g/t)	-	2.58	2.27	2.15	2.30	2.27	2.20
Recovery (%)	-	88.89	92.66	92.34	92.63	92.62	92.60
Gold produced (oz)	-	187,429	202,624	191,131	205,500	202,711	196,273

Years 2022 - 2028

	2022	2023	2024	2025	2026	2027	2028
Ore mined (‘000t)	3,001	3,001	3,001	3,000	3,001	2,325	-
Grade mined (g/t)	2.20	2.15	1.93	1.94	2.08	2.12	-
Waste (‘000t)	18,147	8,484	9,761	4,619	1,863	889	-
Strip ratio (w:o)	6.05	2.83	3.25	1.54	0.62	0.38	-
Plant feed (‘000t)	3,000	3,000	3,000	3,000	3,000	3,000	968
Feed grade (g/t)	2.20	2.15	1.93	1.94	2.08	1.99	1.53
Recovery (%)	92.60	92.27	92.36	92.45	92.56	92.50	112.13
Gold produced (oz)	196,226	191,712	172,160	173,326	185,728	177,607	53,462

Note: Recovery in first and last year adjusted for inventory lockup of approx. 7,300 ounces

Processing

The plant design is based on a typical single stage crushing, SAG, ball milling circuit (SABC) and carbon in leach (“CIL”) flow sheet.  It includes single stage jaw crushing with reclaim from a live stockpile and open circuit SAG mill, feeding cyclones that in turn operate in a closed circuit with a ball mill.  A pebble crusher will receive scats from the SAG mill, crush them and return them to the SAG for further grinding.  The hydrocyclones will achieve the final product size of P80 106 μm.  A gravity circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold, around 40%, from the recirculating load.  The milled product will gravitate to a trash screen before entering a pre-leach thickener followed by a conditioning tank.

A seven stage CIL circuit will be used to leach and adsorb gold from the milled ore onto activated carbon.  An AARL elution circuit will be used to recover gold from loaded carbon.  Cyanide in the CIL tailings will be detoxified using the SO2 / Air.  The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”).

This process flow sheet is well known in industry, and is relatively low risk as it has historically been proven a successful processing route for the Nkran ores during Resolute Mining Ltd operations, 1998 to 2002.

Figure 2: Process Flow Sheet

ROM
Primary Crushing
Stockpile
Pebble Crushing
SAG Mill
Ball Mill
Gravity Concentration
GRG Dissolution
Pre-Leach Thickener
Return Water to Plant
Cyanide Detoxification
Pre-Leach & Carbon In Leach
TSF
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion

Table 4: LoM Process Plant Recoveries

Composite	Gravity – CIL (P80 = 106μm_)
Oxide	90.0%
Transitional	91.7%
Fresh	92.7%
LOM Recovery	92.5%

Table 5: LoM Process Plant Operating Costs

LoM US$/t
Crusher Liners	0.26
Mill Liners	0.36
Grinding Media	0.76
Reagents (CIL)	1.90
Reagents (Detox)	0.70
Reagents (Other)	0.57
Tailings	0.40
Power	6.16
Labour	0.72
Maintenance	0.78
Laboratory	0.24
Other	0.55
Total	13.40

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at US$295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to US$22.75 million). The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -/+5% (Table 6).

Table 6: Capital Costs

Asanko Gold Mine – Phase 1	Capital Estimate (US$ million)
Process plant	85.48
Mining (pre-production costs)	70.59
Power infrastructure	18.18
Buildings, offices and accommodation	12.31
TSF, WRD, ROM, water supply, civil works	23.08
CSR, owners team, G&A	47.37
EPCM	15.51
Sub total	272.52
Contingency & estimating inaccuracies	22.75
Total	295.27

A summary of the process plant capital costs are shown in the Table 7 below (-5% to +5% nominal accuracy).

Table 7: Plant Capital Costs

Description	Cost (US$ million)
Civils	8.32
Structural steel and platework	17.45
Mechanicals	25.88
Piping and valves	9.95
Electrical and instrumentation	15.42
Transportation	4.27
Total *	81.28

* Excluding contingency and attributable EPCM

Operating costs

The average cash operating cost for Phase 1 is estimated at US$645 per ounce (Table 8), which is competitive on a global comparison. All-In-Sustaining Costs (“ASIC”) are US$781 per ounce, which places Phase 1 in the lowest quartile of industry costs. These costs are based on the treatment of 3Mtpa of ore producing an average 190,000 ounces of gold per annum.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs

Table 8: Cash Operating Costs

Description	US$/oz
Waste mining	243
Ore mining	105
Processing	210
General and administrative	83
Refining	4
Cash Costs	645
Royalties	65
Sustaining and deferred capex	19
Corporate Overhead	35
Interest on Project Debt	17
All-in sustaining cash costs	781

Note: The costs detailed above are calculated for the purpose of this report in real terms with no material change in the key profitability projected for the LoM period.

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 9).

Table 9: Key Sensitivities

	Discount Rate
Price US$ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	261,394	200,576	173,980	149,587	127,177	16.0%
1,200	380,964	306,894	274,467	244,704	217,341	21.1%
1,300	500,079	412,695	374,410	339,250	306,910	25.9%
1,400	619,172	518,476	474,332	433,777	396,459	30.4%
1,500	738,254	624,246	574,243	528,292	485,998	34.7%
1,600	857,327	730,008	674,146	622,801	575,530	38.9%

Numbers quoted as net present value (“NPV”) discounted at various discount rates and expressed in thousands of US dollars

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot (Table 10).

Table 10: Tornado Plot of Various Parameters

	Flex	Positive Case	Negative Case
Process recovery	1%	13,718	(13,717)
Taxation	2.5%	16,316	(16,316)
Discount	1%	41,759	(38,286)
Feed grade	1%	13,717	(13,718)
Selling price	US$100	105,781	(105,801)
Operating cost	3%	21,915	(21,917)
Installation capex	10%	16,412	(16,415)

Civil and Infrastructure

US$23 million has been provided for the TSF, waste rock dumps, run of mine, water supply and related civil works as part of the infrastructure capital costs.  In addition, a further US$35.6 million has been included in deferred capital for the TSF expansion, buffer dams and dewatering dams. The operating costs for tailings management through the current life of mine have been included in the plant operating costs.

The layout of the process plant and mine facilities have been designed to be close to the main resource, the Nkran pit and to be compact in order to minimise impact on the environment. The new plant layout has also made allowance to accommodate the footprint for the inclusion of the future Phase 2 project.

The total power requirements for the Project are estimated at 18 MW of consumed power. Power will be sourced from the Ghanaian grid.  Power quality meters installed in April 2014 have been monitoring the grid over the past seven months and confirmed a high reliability and availability of over 99%.

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 67 ha for the Phase 1 TSF, increasing to 209 ha for the total Project TSF. The TSF is designed to store a total of 33Mt of waste. The TSF will be lined with a 1.5mm HDPE geomembrane with an additional underdrainage system discharging to collection sumps located at the lowest point in the TSF.

Tailings will be pumped from the process plant to the TSF via a HDPE pipe contained within a HDPE lined trench and discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment.  Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation. The decant barge will be tethered to the TSF perimeter so as not to cause damage to the TSF basin HDPE geomembrane liner.

Employment

Phase 1 of the Project will employ approximately 660 people, including contractors, to operate the mine. Permanent employees will be predominantly sourced from the local communities and elsewhere within Ghana, which has a highly trained mining workforce due to a mature gold mining industry.

The Company is closely engaged with all local stakeholders and has implemented a number of vocational training schemes in the local communities aimed at developing the capabilities of the local youth in employable skills to support the construction and operation stages of Phase 1. To date 56 students have graduated and joined the local employment pool. 95 local community members have already been employed by contractors during the early works phase.

Partial Resettlement of Manso-Nkran Village

The legal and institutional context of resettlement in Ghana is completed under the Ghana Minerals and Mining Act, 2006 (Act 703) and its associated Legislative Instrument (LI), the Mining and Environmental Guidelines of 1994 and the Environmental Protection Agency (EPA) regulations among others.

Phase 1 will mainly source ore from the Nkran pit.  There are approximately 88 dwellings in the Manso-Nkran community that lie within 500 meters of the final pit design.  Under the above mentioned regulations, these dwellings must be relocated prior to mining activity.  To achieve a successful partial resettlement, and in accordance with Section 7 of the LI 2175, Asanko Gold has:

(a)

Engaged in prior consultations with the District Assembly, Chiefs and the inhabitants to be resettled on the impending resettlement activities;

(b)

Collected, analysed and documented information on the socio-economic and environmental conditions of the inhabitants to be settled;

(c)

Prepared a plan for the overall development of the resettlement area which include the measures, policies and strategies to guide the future development of the area;

(d)

Prepared a strategic action plan (Resettlement Action Plan) which outlines specific projects and programmes with action plans, guidelines and institutional arrangements for execution; and has

(e)

 Established a Resettlement Negotiations Committee (RNC) with affected households.  The RNC is working assiduously with relevant government agencies and the management of Asanko to ensure a successful implementation process.

In resettling a portion of Manso-Nkran community that will be affected by mining activity during Phase 1, Asanko has committed to adhering to the provisions in the Ghana Minerals and Mining Act, 2006 (Act 703) and other regulations, as well as following international best practise regarding compensation and resettlement of a community.

Project Schedule

The Company’s key Project timelines are:

Key Milestones	Date	Status
Commence Bulk Earthworks	Q3 2014	Completed
Optimized Mine Plan for Phase 1 (Definitive Project Plan)	Q4 2014	Completed
Mining Pre-Strip Begins at Nkran	Q1 2015	Contractor Selected
All Earthworks Complete	Q1 2015
Concrete Civils	Q1 2015
Mills Arrive on Site	Q2 2015
SAG and Ball Mill Civils Complete	Q3 2015
Piping, Electrical and Instrumentation	Q4 2015
Commissioning	Q1 2016
First Gold Pour	Q1 2016
Phase 1 Steady State Production of 190,000oz/pa	Q2 2016

Table 11: Asanko Gold Mine Global Resource Estimate

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Phase 1 Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

The cut-off grade used for Phase 1 resources (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) was 0.8 g/t and the cut-off grade used for Phase 2 (Esaase) resource was 0.6 g/t.

Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.

Table 12: Asanko Gold Mine Global Reserve Estimate

1.1

Probable

1.7 Deposit	Classification	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
1.8 Nkran	Proven	13.5	2.32	1.00
	Probable	17.7	2.12	1.20
1.9 Adubiaso	Proven	0.9	2.23	0.06
	Probable	0.9	1.90	0.05
Abore	Proven	1.2	1.69	0.06
	Probable	0.9	1.87	0.05
1.10 Asuadai	Proven	0.0	0.00	0.00
	Probable	0.5	1.26	0.02
1.11 Dynamite Hill	Proven	0.0	0.00	0.00
	Probable	1.1	1.88	0.07
Phase 1 Total	Proven	15.6	2.27	1.12
	Probable	21.1	2.07	1.39
1.12 Esaase	Proven	22.85	1.43	1.05
		29.49	1.40	1.32
1.13 Total	Proven	38.45	1.769	2.17
	Probable	50.59	1.678	2.71

  Notes:

Cut-off grade of 0.8 grams per tonne of gold.  Due to rounding differences, some totals may not add exactly.

The grades and tonnes reported have been modified by mining recovery and dilution based on ore body geometry and mining methodology. Globally this generates a mining dilution 5% and ore loss of approximately 5%.

Notes:

1.

Cash costs are mining, processing, site G&A and bullion refining. AISC are as per the World Gold Council definition including cash costs plus royalties, sustaining capital, corporate overhead and interest on debt financing used to build the Project.

2.

Cash balance of US$228 million as at September 30, 2014

3.

Life of Mine strip ratio for Phase 1 including pre-stripping 21.7Mt of waste at the Nkran pit is 5.34:1

Management Conference Call and Webcast

Asanko management will host a webcast and conference call today at 9:00am Eastern Standard Time.  An accompanying presentation will be available on the Company’s website: www.asanko.com

To access the conference call, please dial-in 10 minutes beforehand and quote “Asanko Gold”:

US & Canada Toll Free: 800 771 6916

UK Toll Free: 0800 528 0641

International: +1 415 226 5356

A replay facility will be available two hours after the call until December 12, 2014, please dial using the access code: #21741159

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Webcast Details

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Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Toll-Free (N.America): 1-855-246-7341 Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the fully financed and permitted, multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is under construction, first gold is expected in Q1 2016 and steady state production in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Qualified Person Statements

The MRE for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) and Phase 2 (comprising the Esaase deposit) resources were all prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa.  The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Muller has reviewed and approved the technical content of this news release.   Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the AGM project.

The Reserve Statement for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa.  The reserve is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Obiri-Yeboah has reviewed and approved the technical content of this news release.

The information in this release that relates to the Process is based on information compiled by Mr Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr Bezuidenhout is a Director of DRA Mineral Projects. Mr Bezuidenhout has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. Mr Bezuidenhout has reviewed and approved the technical content of this news release.

The information in this release that relates to the economic assessment is based on financial models compiled by Mr John Stanbury of CRESCO Project Finance. John has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this release based on the relevant technical inputs provided by other competent persons. Mr Stanbury consents to the inclusion of such financial information in this release in the form and context in which it appears.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).